Calise Y. Cheng

T: +1 650 843 5172

ccheng@cooley.com

November 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins
David Edgar

Re:	Zoom Video Communications, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2022

Filed March 7, 2022

Form 10-Q for the Quarterly Period Ended July 31, 2022

Filed August 24, 2022

File No. 001-38865

Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated October 31, 2022, from the staff of the Securities and Exchange Commission regarding the above captioned filings of Zoom Video Communications, Inc. (the “Company”).

Pursuant to our discussion with Mr. Edgar on November 7, 2022, the Company respectfully requests an extension to respond to the Comment Letter by no later than November 23, 2022.

Please direct any comments or questions to me at (650) 843-5172.

Sincerely,

/s/ Calise Y. Cheng Calise Y. Cheng Cooley LLP

cc:	Kelly Steckelberg, Zoom Video Communications, Inc.

Jeff True, Zoom Video Communications, Inc.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: +1 650 843 5000    f: +1 650 849 7400    cooley.com